September 10, 2010

VIA EDGAR

Ms. Karen J. Garnett, Assistant Director
Mr. Jerard Gibson, Attorney-Advisor
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-6010

Re:           APM – QIM Futures Fund, L.P. (File No. 000-53815) Form 10

Dear Karen and Jerard:

In connection with your letter of December 1, 2009 and the registration statement noted above, APM – QIM Futures Fund, L.P. (the “Registrant”) acknowledges the following:

1.	the Registrant is responsible for the adequacy and accuracy of the disclosures in the filing;

2.	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

APM – QIM Future Fund, L.P.

By:  Altegris Portfolio Management, Inc. (dba APM Funds)

By: /s/  Jon C. Sundt

Jon C. Sundt, President